Exhibit 99.1

DouYu International Holdings Limited Responds to Regulatory Review

WUHAN, China, May 9, 2023 /PRNewswire/ – DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced that the Hubei provincial branch of the Cyberspace Administration of China (the “CAC”) has sent an inspection team to the Company due to certain alleged violations of content rules and regulations on its platform. The CAC team is expected to conduct a one-month on-site inspection of the Company’s content platform, which DouYu will fully cooperate with. DouYu is also concurrently conducting a comprehensive internal review of its content monitoring system. As a platform committed to regulatory compliance and the safety of its user community, DouYu plans to implement all necessary remedial measures based on the CAC inspection and its own internal review. DouYu is expected to maintain its normal operations during this period of time.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously expand its user base and enhance its user experience. For more information, please see http://ir.douyu.com/.

Investor Relations Contact

In China:

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Tel: +86 (10) 6508-0677

Andrea Guo

The Piacente Group, Inc.

Email: douyu@tpg-ir.com

Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente

The Piacente Group, Inc.

Email: douyu@tpg-ir.com

Tel: +1-212-481-2050

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Tel: +86 (10) 6508-0677

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